Exhibit 99.1

Dominion Diamond Corporation Announces Director Resignations

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--December 24, 2015--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) announces today that Dr. Fiona Perrott-Humphrey and Mr. Ollie Oliveira have resigned from the Board of Directors of the Company for personal reasons.

“On behalf of the Board, we would like to thank Dr. Fiona Perrott-Humphrey and Mr. Ollie Oliveira for their contribution and support during their tenure,” said Robert A. Gannicott, Chair of the Board, and Daniel Jarvis, Lead Director of the Board.

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca